401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

September 30, 2016

Mr. David L. Orlic

Special Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

BBX Capital Corporation

Schedule 13E-3

Filed August 24, 2016 by BBX Capital Corporation,

    BFC Financial Corporation, BBX Merger Subsidiary LLC,

    John E. Abdo, Jarett S. Levan, Seth M. Wise, Raymond S. Lopez, and

    Alan B. Levan

File No. 005-43699

BFC Financial Corporation Registration Statement on Form S-4 Filed August 24, 2016 File No. 333-213282

Dear Mr. Orlic:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Raymond S. Lopez, dated September 20, 2016, relating to the above-referenced Registration Statement on Form S-4 (the “Form S-4”) and Schedule 13E-3 (the “Schedule 13E-3”). Set forth below are our responses to the Staff’s comments. Concurrently with our submission of this letter, Amendment No. 1 to the Form S-4 (the “Form S-4/A”) and Amendment No. 1 to the Schedule 13E-3, which include revisions in response to the Staff’s comments, are being filed via the Commission’s EDGAR system.

Registration Statement on Form S-4 filed on August 24, 2016

General

1.	Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

In accordance with the Staff’s comment, a form of proxy card for BBX Capital Corporation (“BBX Capital”), marked as preliminary, is filed as an exhibit to the Form S-4/A.

2.

If any reports, opinions or appraisals were received by the filing persons in connection with the prior tender offer or proposed merger, please make the disclosures required by Item 1015 of Regulation M-A with respect thereto, or provide an analysis as to why you believe this is not necessary.

Item 1015 of Regulation M-A requires disclosure with respect to “any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.” (Emphasis added.) We do not believe that any prior information received by the filing persons in connection with the prior tender offer or previously proposed merger are in any way material to the current Rule 13e-3 transaction. While both the board of directors of BFC Financial Corporation (“BFC”) and a special committee of BBX Capital’s board of directors received materials from their respective financial advisors in connection with the previously proposed stock-for-stock merger between BFC and BBX Capital, such materials were delivered more than three years prior to the date of the current merger agreement, have not been updated, and related solely to the proposed stock consideration in that transaction. In addition, any materials obtained from any financial advisor in connection with BFC’s 2015 tender offer for shares of BBX Capital’s Class A Common Stock were delivered more than fourteen months prior to the date of the current merger agreement, and also have not been updated. Neither BFC’s board of directors nor the special committee of BBX Capital’s board of directors received an opinion from its respective financial advisor in connection with the tender offer. We would also note that none of the materials were reviewed by BFC’s board of directors or BBX Capital’s special committee or board of directors in connection with their evaluation of the current transaction. Based on the foregoing factors, including the length of time since the dates of the materials delivered in connection with the previously proposed stock-for-stock merger and the prior tender offer, as well as the changes experienced by the companies since the delivery of such materials, the companies do not believe that such materials would provide BBX Capital’s shareholders any meaningful information for evaluating the currently proposed merger. Accordingly, the companies do not believe that disclosure of such materials is required or appropriate.

3.	Please disclose all projections and forecasts that are materially related to the transaction, including without limitation those provided to the financial advisors.

In accordance with the Staff’s comment, the projections and forecasts materially related to the merger have been included in the Form S-4/A under the caption “Special Factors – Projected Financial Information.”

4.	We note that shareholders will not make their cash/stock election at the same time as the vote. Please advise us of the applicability of the tender offer rules to the cash election.

We recognize that in SEC Release No. 34-14699 (the “1978 Release”), the Division of Corporation Finance of the Commission considered the issue as to whether a cash option feature in connection with the vote on a merger involves a tender offer and concluded that, while the issue is not free from doubt, it would not require a tender offer filing in connection with certain mergers involving a cash option feature where the election occurs during the same time period that shareholders are voting on the merger proposal (referred to in the 1978 Release as “Situation B”). In the 1978 Release, the Staff noted that it “expressed no view with respect to the application of the Williams Act to cash option statutory mergers consisting of different facts including those in which the timing of the cash election feature varies in any degree to that set forth in Situation B.”

Pursuant to the merger agreement, the election forms will be mailed at least 30 days prior to the anticipated closing date of the merger. As now described in the Form S-4/A, it is currently contemplated that election forms will be sent to shareholders of BBX Capital prior to the vote on the merger agreement at the special meeting of BBX Capital’s shareholders. While a determination has not been made as to whether the election period will expire prior to BBX Capital’s special meeting, the companies currently intend to seek to consummate the merger shortly following the special meeting of BBX Capital’s shareholders. If that is the case, shareholder elections will be required to be made prior to the vote on the merger agreement and the timing of the voting and election process will be consistent with that contemplated by Situation B. If not, it is anticipated that shareholder elections will be required in a relatively short timeframe following BBX Capital’s special meeting.

We would note that the Staff has addressed situations where the timing of the cash election process occurred at different time periods relative to the shareholder vote as contemplated by Situation B in certain no action letters issued after the 1978 Release. See, e.g., Dauphin Deposit Corporation (February 7, 1983); United Virginia Bancshares, Inc. (March 21, 1983); Fidelcor, Inc. (June 27, 1983); Chemical New York Corporation (May 4, 1987); The Kansas Power and Light Company (February 13, 1991); and Entergy Corporation (November 13, 1992). In those letters, the Staff addressed situations where, as may be the case here, the cash election and the shareholder vote periods were different. Moreover, certain of the situations addressed in those no action letters involved periods of months or as long as a year after the shareholder vote before the election period began. This is not a situation, as contemplated in a number of the above-referenced no action letters, where a significant amount of time, if any, will elapse between the time of the shareholder vote and the cash election. Further, we anticipate that, in the event of any delay in the contemplated timing of the election period or closing of the merger, BBX Capital’s shareholders will be provided with updates to the proxy statement/prospectus as required under the Securities Act, and the filings of BFC and BBX Capital under the Exchange Act will be incorporated by reference in the proxy statement/prospectus. Accordingly, even if the election process extends past the date of BBX Capital’s special meeting, we believe that the application of Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder would not provide any additional, meaningful protection to BBX Capital’s shareholders in making an election decision in connection with the merger.

Based on the foregoing, we believe application of the tender offer rules to the currently proposed merger would be unwarranted and would be inconsistent with the Commission’s guidance and past practice.

5.

We note BFC filed a Schedule 13D/A on July 28, 2016 in connection with the merger agreement; however, we also note disclosure indicating that BFC engaged in multiple discussions with BBX Capital’s board of directors, beginning in early May 2016, regarding its interest in pursuing the merger. Please tell us how you believe that BFC has complied with its obligations under Regulation 13D-G.

BFC believes that it has complied with its obligations under Regulation 13D-G with respect to its holdings in, and plans with respect to, BBX Capital based on its previous disclosure that:

“… BFC may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, or sell all or any part of its investment in the Issuer, as it deems appropriate in light of the circumstances existing from time to time. Additionally, BFC, in its capacity as the Issuer’s controlling shareholder, Messrs. Levan and Abdo, in their capacities as executive officers and directors of each of BFC and the Issuer, may in the future formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of this Item 4.”

Item 4(a) of Schedule 13D specifically includes the possibility of “the acquisition by any person of additional securities of the issuer” and Item 4(b) of Schedule 13D includes the possibility of “an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.”

In addition to the above-referenced disclosure made in the Schedule 13D filing in 2008, similar disclosure was included in four subsequent amendments to the Schedule 13D, each of which stated that BFC and Messrs. Levan and Abdo may formulate a plan or make a proposal to BBX Capital relating to any of the events identified in (a) through (j) of Item 4 of Schedule 13D. Moreover, in BFC’s Schedule TO-T, which was filed on April 6, 2015 and was marked so as to constitute an amendment to BFC’s Schedule 13D under Rule 13d-2 of the Exchange Act, BFC disclosed the following:

“We intend to review on a continuing basis our investment in BBX Capital and take such actions with respect to our investment as we deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, additional purchases of BBX Capital’s Class A Common Stock pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise. Future purchases may be on the same terms or on terms that are more or less favorable to BBX Capital’s shareholders than the terms of the Offer. Any possible future purchases will depend on many factors, including the results of the Offer, the market price of BBX Capital’s Class A Common Stock, our business and financial position, and general economic and market conditions.” (Emphasis added.)

In conclusion, BFC has provided extensive disclosure in its Schedule 13D filings relating to its holdings of BBX Capital’s Class A Common Stock, including, most recently, in April 2015, that it, and Alan B. Levan and John E. Abdo, as controlling persons of BFC, may make a proposal to BBX Capital with respect to, among other things, purchases of additional shares of BBX Capital’s Class A Common Stock or a merger or similar transaction with BBX Capital. Earlier disclosure of informal discussions with BBX Capital’s board of directors would have been premature as there was no assurance that discussions would move forward or result in a transaction. Given the likely impact of a premature disclosure, it seemed prudent to wait until a definitive agreement was reached to publicly disclose the proposed transaction. In addition, as the Staff acknowledges, BFC filed an amendment to its Schedule 13D to report its entry into the merger agreement with BFC on July 28, 2016, one day after the merger agreement was entered into. Based on the foregoing, BFC believes that it has complied with its obligations under Regulation 13D-G with respect to its holdings in, and plans with respect to, BBX Capital.

6.

Please demonstrate how Messrs. Abdo, Wise and Jarett S. Levan have complied with Regulation 13D-G with respect to BFC, as applicable. We note in this regard that the cover of your most recent Form 10-K indicates that the Class B Common Stock is registered under Section 12(g). Please also demonstrate how Messrs. Abdo and Alan B. Levan have complied with Regulation 13D-G with respect to BBX Capital, as applicable.

The shares of BFC’s Class B Common Stock held, directly or indirectly, by John E. Abdo are subject to an agreement with Alan B. Levan pursuant to which Mr. Abdo has agreed to vote all such shares as directed by Mr. Alan Levan. The agreement between Mr. Abdo and Mr. Alan Levan previously restricted Mr. Abdo’s right to dispose of any of his shares without the prior consent of Mr. Alan Levan. Mr. Abdo’s agreement with Mr. Alan Levan was subsequently modified to restrict the disposition of only certain of Mr. Abdo’s shares of BFC’s Class B Common Stock without Mr. Alan Levan’s consent. At that time, Mr. Abdo may be deemed to have become the beneficial owner of the shares not subject to the transfer restriction although he continued to lack voting power over any of the shares. Mr. Jarett Levan and Mr. Wise became the owner of more than 5% of BFC’s Class B Common Stock in October 2014 when each of them was granted 515,470 restricted shares of BFC’s Class B Common Stock over which they had voting power. While Messrs. Abdo, Jarett Levan and Wise did not file a Schedule 13D or join the reporting persons under the Schedule 13D with respect to BFC’s Class B Common Stock filed by Levan Partners LLC and the other entities through which Mr. Alan Levan beneficially owns his shares of BFC’s Class B Common Stock (the “Alan Levan Reporting Persons”), full and complete disclosure related to their holdings of BFC’s Class B Common Stock and their agreements with respect to the shares owned by them (e.g., Mr. Abdo’s agreement with Mr. Alan Levan; and Mr. Jarret Levan’s agreements with Mr. Alan Levan and Mr. Wise), including the provisions thereof with respect to the voting of the shares and the restriction on transfer of the shares, has been and continues to be publicly disclosed. Specifically, in addition to the disclosure in the proxy statement/prospectus relating to the proposed merger, such information is contained in each proxy and information statement of BFC and all other filings by BFC which contain the table and related footnotes as to the ownership of BFC’s Class B Common Stock by members of BFC’s management and 5% or greater shareholders, and in the Schedule 13D filed by the Alan Levan Reporting Persons and the amendments to such Schedule 13D with respect to BFC’s Class B Common Stock. All of the information has already been made available, including, as described above, under other Schedule 13Ds and amendments thereto filed with respect to BFC’s Class B Common Stock. Nevertheless, if the Staff believes additional filings are appropriate, Mr. Abdo, Mr. Jarett Levan and Mr. Wise will join the Levan Reporting Persons under the Schedule 13D, as amended, in an amendment to such Schedule 13D.

The Staff also asked for us to discuss Mr. Alan Levan’s and Mr. Abdo’s compliance with Regulation 13D-G with respect to BBX Capital. We believe that Mr. Alan Levan and Mr. Abdo are in compliance with such requirements. Without regard to the shares held by BFC, neither Mr. Alan Levan nor Mr. Abdo holds more than 5% of the total number of outstanding shares of BBX Capital’s Class A Common Stock. Further, Messrs. Alan Levan and Abdo do not have a voting agreement with each other or with BFC with respect to BBX Capital’s Class A Common Stock nor have they otherwise agreed with each other or with BFC to act together for the purpose of acquiring, holding, voting or disposing of BBX Capital’s Class A Common Stock. Rather, Messrs. Alan Levan and Abdo are “controlling persons” of BFC and, as such, Mr. Alan Levan and Mr. Abdo’s beneficial holdings of BBX Capital’s Class A Common Stock are set forth, as applicable, in Item 5 of BFC’s Schedule 13D with respect to BBX Capital and the amendments thereto. Further, as described in our response to Comment 5 above, Mr. Alan Levan’s and Mr. Abdo’s plans with respect to BBX Capital, to the extent required by Item 4 of Schedule 13D, have also been disclosed in the Schedule 13D filings.

Prospectus Cover Page

7.	Please revise the legend to conform to the requirements of Exchange Act Rule 13e-3(e)(1)(iii).

In accordance with the Staff’s comment, the legend on the cover page of the Form S-4/A has been revised to conform to the requirements of Exchange Act Rule 13e-3(e)(1)(iii).

Summary Term Sheet

Recommendations of BBX Capital’s Special Committee and Board of Directors, page 5

8.

Please revise here, and throughout, to clearly state whether the board of directors found the transaction substantively and procedurally fair to unaffiliated security holders, rather than “BBX Capital’s shareholders.” See Item 1014(a) of Regulation M-A. We note disclosure on pages 38 and 39.

In response to the Staff’s comment, the disclosure on page 5 and elsewhere throughout the Form S-4/A has been revised to clarify that BBX Capital’s board of directors determined the merger to be substantively and procedurally fair to BBX Capital’s unaffiliated shareholders.

Background of the Merger, page 31

9.

We note that in April 2015, BFC completed a tender offer and purchased 4,771,221 shares of BBX Capital’s Class A Common Stock, at a purchase price of $20.00 per share, thereby increasing its pecuniary interest in BBX Capital from approximately 52% to approximately 81% and its voting interest from approximately 74% to 90%. We also note that BFC and the BBX Capital RSU Holders (members of the Purchaser Group) consummated a share exchange in September 2015, further increasing BFC’s interest in BBX Capital. Please provide an analysis as to whether these transactions were a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3. Refer to General Instruction D of Schedule 13E-3.

We do not believe that the tender offer for shares of BBX Capital’s Class A Common Stock which was completed during BFC in April 2015 nor the share exchanges between BFC and the holders of restricted stock units of BBX Capital’s Class A Common Stock were a part, or in furtherance, of a series of transactions that, taken together, had a reasonably likelihood of producing the effects described in Exchange Act Rule 13e-3. As described in Q&A No. 4 in SEC Release 34-17719 (the “Release”), the determination of when a transaction by an issuer or an affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 transaction must be based upon the particular facts and circumstances of each situation. As described in Q&A No. 4 in the Release, the issue is whether a transaction is effected for the “purpose” of producing or facilitating the effects specified in Rule 13e-3(a)(3)(ii). The purpose of the tender offer, as disclosed in the Offer to Purchase, was to increase BFC’s equity and voting interest in BBX Capital to greater than 80% so that BFC, BBX Capital, Woodbridge Holdings, LLC (“Woodbridge”) and Bluegreen Corporation (“Bluegreen”) constituted an affiliated group for U.S. federal income tax purposes and therefore could file a consolidated group tax return. As members of a consolidated tax group, BFC and BBX Capital are entitled to a dividend received deduction of 100% with respect to dividends received from Woodbridge, compared to the 80% dividend received deduction to which they were previously entitled. Likewise, BFC is entitled to a 100% dividend received deduction with respect to dividends received from BBX Capital. Further, the members of the consolidated tax group entered into a tax sharing agreement pursuant to which each member may offset against its income the losses of the other members of the group. Accordingly, the tender offer was pursued so as to position the companies to file a consolidated tax return and not for the purpose of producing or facilitating any of the effects specified in Rule 13e-3(a)(3)(ii). In fact, consummation of the tender offer was specifically conditioned on BFC’s board of directors determining that the tender offer would not reasonably be likely to result in BBX Capital’s Class A Common Stock being delisted from the New York Stock Exchange (the “NYSE”) or deregistered under the Exchange Act. BFC’s board of directors made this determination prior to the completion of the tender offer. In making this determination, BFC’s board of directors considered the following factors:

•

Under the NYSE Listed Company Manual, the NYSE would give consideration to prompt suspension and delisting procedures with respect to a listed security if: (A) the number of total shareholders (determined at the beneficial holder level, including beneficial shareholders who hold shares through custodians, brokers and banks) is less than 400; (B) the number of total shareholders is less than 1,200 and the average monthly trading volume for the most recent 12 months is less than 100,000 shares; or (C) the number of publicly-held shares is less than 600,000.

•

Based on a NOBO search conducted by the information agent for the tender offer, there were 4,590 beneficial holders of BBX Capital’s Class A Common Stock for purposes of the NYSE’s continued listing standards prior to commencement of the tender offer. Because the tender offer was oversubscribed, BFC purchased shares from each tendering shareholder on a pro rata basis so that each tendering shareholder remained a shareholder of BBX Capital immediately following the tender offer. We also note that, based on the NOBO search conducted in connection with BBX Capital’s 2016 Annual Meeting of Shareholders, as of April 8, 2016, the record date for the Annual Meeting (which was almost one year after the completion of the tender offer), BBX Capital had a total of 5,200 beneficial shareholders.

•

The average monthly trading volume of BBX Capital’s Class A Common Stock during the three months prior to the tender offer was approximately 840,000 shares. The average monthly trading volume for BBX Capital’s Class A Common Stock for the twelve-months following the completion of the tender offer was approximately 395,000 shares. This amount is well in excess of the 100,000 share minimum average monthly trading volume requirement imposed by the NYSE’s continued listing standards which would apply if the total number of BBX Capital’s beneficial shareholders decreased to less than 1,200 shares.

•

Following BFC’s purchase of shares of BBX Capital’s Class A Common Stock in the tender offer, there were approximately 3,100,000 publicly-held shares of BBX Capital’s Class A Common Stock, which is well in excess of the NYSE’s requirement that there be at least 600,000 publicly-held shares. We note that approximately 3,100,000 publicly-held shares of BBX Capital’s Class A Common Stock currently remain outstanding.

•

Under the Exchange Act, BBX Capital’s Class A Common Stock would be subject to deregistration if it became held of record for purposes of the Exchange Act (which does not include a broker look-through) by less than 300 persons. BBX Capital reported in its Annual Report on Form 10-K for the year ended December 31, 2014 (the most recent Annual Report of BBX Capital prior to the tender offer) that, as of March 16, 2015, there were approximately 225 record holders of BBX Capital’s Class A Common Stock. Pursuant to applicable guidance issued by the Commission, including Question 104.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, even if the number of record holders decreased as a result of BFC’s tender offer, the purchase of shares in the tender offer would not be deemed to produce a going private effect because there were already less than 300 record holders of BBX Capital’s Class A Common Stock prior to the tender offer.

We would also note that BFC agreed that for a period of one year following consummation of the tender offer BFC would not, without the approval of a majority of BBX Capital’s independent directors, take any action for the purpose of causing, or which would have a reasonable likelihood of causing, BBX Capital’s Class A Common Stock to be delisted from the NYSE or deregistered under the Exchange Act.

Further, while the tender offer increased BFC’s voting interest in BBX Capital, BFC had a controlling interest in BBX Capital’s Class A Common Stock, taken as a single class, and BBX Capital’s Class A Common Stock and Class B Common Stock, taken together, in each case, prior to the tender offer. Accordingly, BFC was in a position prior to the tender offer to approve any action which required the affirmative vote of a majority of the holders of BBX Capital’s Class A Common Stock, voting as a separate class, and BBX Capital’s Class A Common Stock and Class B Common Stock, voting together as a single class, including any merger between BFC and BBX Capital. Therefore, the tender offer did not change BFC’s ability to approve a “going-private” transaction on behalf of BBX Capital’s shareholders.

With respect to the share exchanges effected during September 2015, we would point out that such transactions did not increase BFC’s voting or equity interest in BBX Capital nor were such share exchanges otherwise effected for the purpose of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii). Rather, as previously disclosed, the share exchanges were designed to, and were effected in order to, prevent BFC’s ownership interest in BBX Capital from falling below 80% so that the companies could continue to file tax returns as a consolidated tax group. Moreover, the share exchanges did not impact any of the above-described criteria related to the continued listing of BBX Capital’s Class A Common Stock on the NYSE or the registration of BBX Capital’s Class A Common Stock under the Exchange Act.

Based upon the facts and circumstances described above, we do not believe that the tender offer or share exchanges were a part, or in furtherance, of a series of transactions that, taken together, would have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3.

Reasons for the Merger; Fairness of the Merger, page 38

10.

We note that the BBX Capital special committee considered the $20.00 per share purchase price paid by BFC in its April 2015 tender offer, the 5.39 exchange ratio contemplated by the 2013 terminated merger agreement between BFC and BBX Capital, and BBX Capital’s book value per share of $20.50 as of March 31, 2016. Please expand your disclosure to discuss how the board of directors considered this information in determining that the per share consideration constitutes fair value. See Instruction 2 to Item 1014 of Regulation M-A.

In accordance with the Staff’s comment, the disclosure has been expanded to discuss how, in making its determination with respect to the fairness of the merger, BBX Capital’s board of directors considered the $20.00 per share purchase price paid by BFC in its April 2015 tender offer, the 5.39 exchange ratio contemplated by the 2013 terminated merger agreement between BFC and BBX Capital, and BBX Capital’s book value per share of $20.50 as of March 31, 2016.

11.

We note that BBX’s special committee and the board of directors determined that the value realized in a liquidation may be significantly less than its value as a going concern. Please revise to disclose the basis for this determination. Refer to Question and Answer 20 of Exchange Act Release No. 34-17719.

In accordance with the Staff’s comment, the disclosure has been revised to provide the basis for BBX Capital’s special committee’s and board of directors’ determination that the liquidation value of BBX Capital may be significantly less than its value as a going concern.

12.	Please disclose how BBX’s special committee and board of directors considered historical market prices in evaluating fairness. See Instruction 2 to Item 1014 of Regulation M-A.

In accordance with the Staff’s comment, the Form S-4/A includes disclosure regarding BBX Capital’s special committee’s and board of directors’ consideration of historical market prices in evaluating fairness.

13.

Please provide an analysis as to how BBX’s special committee and board of directors considered going concern value in evaluating fairness. If the special committee and board of directors are relying on the fairness opinion analyses for this purpose, those analyses must be specifically adopted.

In accordance with the Staff’s comment, the Form S-4/A includes additional disclosure regarding BBX Capital’s special committee’s and board of directors’ consideration of going concern value in evaluating fairness, including their adoption of the financial analyses presented by Hovde Group, LLC (“Hovde”) and Hovde’s opinion in connection with such consideration.

14.

We note that several factors relate to superior proposals. Please disclose how these factors were taken into consideration, given the voting power held by BFC and its unwillingness to entertain third party offers.

In accordance with the Staff’s comment, the Form S-4/A includes disclosure which further addresses how BFC’s voting power and indication that it was not willing to dispose of its investment in BBX Capital impacted the factors relating to superior proposals which were considered by BBX Capital’s special committee and board of directors in making their determination with respect to the merger.

Opinion of the Financial Advisor to BBX Capital’s Special Committee, page 43

15.	Please eliminate the statement in the first paragraph that shareholders should not rely on certain disclosures as having been made or adopted by BBX Capital or BFC.

In accordance with the Staff’s comment, this statement has been eliminated in the Form S-4/A.

16.

While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure made in the document. Please refer to the third paragraph, beginning on page 44, and the financial advisor’s opinion filed as Annex B. Disclosure states that the advisor does not assume any responsibility with respect to data, material and other information furnished or otherwise made available to it, some of which was presumably used in performing its analyses. Please revise. We have the same concern with similar language appearing in the summary of financial presentation of Keefe, Bruyette & Woods, Inc.

In accordance with the Staff’s comment, the statements disclaiming the financial advisor’s responsibility for disclosure made in the document have been deleted in the Form S-4/A and Annex B has been revised to remove Hovde’s disclaimer of responsibility with respect to data, material and other information furnished or otherwise made available to it.

17.

Please eliminate, here and in the opinion itself, all statements that the opinion is directed “solely” to the special committee. We view these statements as inconsistent with the balance of the disclosure addressing fairness to shareholders.

In accordance with the Staff’s comment, these statements have been revised in the Form S-4/A and in Annex B thereto to eliminate the reference that Hovde’s opinion was delivered “solely” to BBX Capital’s special committee.

Bluegreen Selected Public Companies Analysis, page 48

18.	Please revise to further explain and quantify the factors considered in comparing Bluegreen to the chosen group of selected public companies.

In accordance with the Staff’s comment, additional disclosure has been added to the Form S-4/A to explain why the selected public companies were chosen by Hovde as comparative companies to Bluegreen.

Summary of Financial Presentation of Keefe, Bruyette & Woods, Inc…., page 57

19.	Please disclose the method by which KBW was selected. See Item 1015(b)(3) of Regulation M-A.

In accordance with the Staff’s comment, the Form S-4/A includes disclosure which provides greater detail regarding the method by which KBW was selected by BFC’s board of directors.

20.

Please disclose all compensation received or to be received as a result of the relationship between KBW or its affiliates and the subject company or its affiliates. See Item 1015(b)(4) of Regulation M-A.

In accordance with the Staff’s comment, the Form S-4/A contains additional disclosure regarding the compensation paid to KBW or its affiliates for past services and compensation which may become payable to KBW or its affiliates for potential future services.

Financing of the Merger, page 63

21.

Please revise to clarify how BFC will fund the transaction in the event BBX Capital shareholders maximize the cash election option. In doing so, please clarify whether any alternative financing arrangements or plans currently exist. If there are no such arrangements, please revise to so state. See Item 1007(b) of Regulation M-A.

In accordance with the Staff’s comment, this section has been revised in the Form S-4/A to clarify that BFC expects to fund the transaction with cash on hand and funds available from its subsidiaries.

Special Note Regarding Forward-Looking Statements, page 86

22.

Please note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. See Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Questions and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

Please remove this reference.

In accordance with the Staff’s comment, this section has been revised in the Form S-4/A to remove the reference to the safe harbor provisions of the Exchange Act and Securities Act.

Where you can find more information, page 151

23.

We note the attempt to incorporate by reference information subsequently filed by BFC and BBX Capital. Please be advised that Exchange Act Rule 13e-3 does not permit forward incorporation by reference. Rather, the filing persons must promptly disseminate disclosure of material changes to the information provided in a manner reasonably calculated to inform security holders. Refer to General Instruction F to Schedule 13E-3 and Rule 13e-3(f)(1)(iii). Please revise.

We understand that future information is not incorporated by reference into Schedule 13E-3 and that we will be required to disseminate disclosure of material changes to the information contained in the Schedule 13E-3 in a manner reasonably calculated to inform shareholders.

We have attempted to address the comments raised by the Staff regarding the Form S-4 and Schedule 13E-3. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4925. Thank you for your assistance.

Sincerely,

/s/ Raymond S. Lopez
Raymond S. Lopez Executive Vice President and Chief Financial Officer

Each of the undersigned persons hereby acknowledges that, in the event that acceleration of the effective date of the pending registration statement is requested:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 30, 2016	BBX CAPITAL CORPORATION

	By:	/s/ Raymond S. Lopez
	Name:	Raymond S. Lopez
	Title:	Executive Vice President and CFO

BFC FINANCIAL CORPORATION

	By:	/s/ Jarett S. Levan
	Name:	Jarett S. Levan
	Title:	Acting Chairman and CEO

BBX MERGER SUBSIDIARY LLC

	By:	/s/ Jarett S. Levan
	Name:	Jarett S. Levan
	Title:	CEO and President

/s/ John E. Abdo
John E. Abdo

/s/ Jarett S. Levan
Jarett S. Levan

/s/ Seth M. Wise
Seth M. Wise

/s/ Raymond S. Lopez
Raymond S. Lopez

/s/ Alan B. Levan
Alan B. Levan